

Mail Stop 4546

August 18, 2016

VIA E-mail
Mr. Amit D. Munshi
President and Chief Executive Officer
Arena Pharmaceuticals Inc.
6154 Nancy Ridge Drive,
San Diego, California 92121

> **Re: Arena Pharmaceuticals Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 000-31161**

Dear Mr. Munshi:

We have reviewed your July 26, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to a comment in our July 12, 2016 letter.

Notes to Consolidated Financial Statements
(12) Collaborations, page 90

1. We acknowledge your response to our prior comment 1. For each collaboration agreement with material milestone payments remaining, please separately disclose the aggregate amount of development and regulatory milestones that are considered substantive. Please also provide additional disclosure to enable a reader to assess the potential magnitude of any individually significant milestones. In this regard, consider disclosing the number of individual milestones within each collaboration agreement as well as any individual milestone payments that may be significant relative to the other payments.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance